Exhibit 4.2

CERTIFICATE OF DESIGNATION

OF

SERIES E PREFERRED STOCK

OF

AMERICAN TECHNOLOGY CORPORATION,

a Delaware Corporation

PURSUANT TO SECTION 151 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

AMERICAN TECHNOLOGY CORPORATION, a Delaware corporation (the “Corporation” or the “Company”), does hereby certify that:

I.	The name of the corporation is American Technology Corporation.

II.	The Company certifies that pursuant to the authority contained in its Certificate of Incorporation (the “Certificate of Incorporation”) and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Company adopted the following resolution, which resolution remains in full force and effect on the date hereof:

RESOLVED, that there is hereby established a series of authorized preferred stock having a par value of $.00001 per share, which series shall be designated as “Series E Preferred Stock,” shall consist of 350,000 shares and shall have the following voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

1.    Designation and Amount.    The designation of the series of Preferred Stock shall be “Series E Preferred Stock,” par value $.00001 per share (the “Series E Preferred Stock”). The number of authorized shares of Series E Preferred Stock shall be 350,000. The Series E Preferred Stock shall have an initial issue price of Ten Dollars ($10.00) per share (the “Original Issue Price”). The date on which any shares of Series E Preferred Stock are first issued is referred to herein as the “Original Issue Date.”

2.    Dividends.    The holders of record of shares of Series E Preferred Stock shall be entitled to receive when, as and if a cash dividend on the Company’s common stock, par value $.00001 per share (the “Common Stock”), or any Junior Stock (as defined below), is declared by the Board of Directors in any year, out of funds legally available therefor, a cash dividend at a rate per share of Series E Preferred Stock equal to six percent (6%) of the Conversion Value (as defined in 3(a) hereof) per annum, payable in preference and priority to any payment of any dividend on Common Stock of the Company, or any Junior Stock, for such year.

3.    Liquidation.

(a)    Preference Upon Liquidation, Dissolution or Winding Up.    In the event of any liquidation, dissolution or winding up of the affairs of the Company (any or all of such events, a “liquidation”), whether voluntary or involuntary, subject to the prior preferences and other rights of any Senior Stock (as defined below), if any, the holders of shares of Series E Preferred Stock then outstanding shall be entitled pari passu as if members of a single class of securities with the holders of any Parity Stock (as defined below), if any, to be paid out of the assets of the Company before any payment shall be made to the holders of Junior Stock (as defined below) an amount per share equal to the Conversion Value (as defined in Section 5(a) below), plus any declared but unpaid dividends (the “Liquidation Amount”). Except as provided in this Section 3(a), holders of Series E Preferred Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the affairs of the Company. The term “Junior Stock” shall mean Common Stock or any other class or series of stock ranking junior to the Series E Preferred Stock in respect of the right to receive dividends or the right to participate in any distribution upon liquidation, the term “Senior Stock” shall mean the Company’s Series C Preferred Stock and any other class or series of stock of the Company authorized before the date of issuance of the Series E Preferred Stock, other than the Company’s Series D Preferred Stock, ranking senior to the Series E Preferred Stock in respect of the right to receive dividends or the right to participate in any distribution upon liquidation, and the term “Parity Stock” shall mean the Company’s Series D Preferred Stock and any class or series of stock of the Company authorized after the date of issuance of the Series E Preferred Stock ranking on a parity with the Series E Preferred Stock in respect of the right to receive dividends or the right to participate in any distribution upon liquidation.

(b)    Merger or Sale of Assets.    A merger of the Company in which holders of more than 50% of the outstanding Common Stock of the Company before the merger do not hold more than 50% of the outstanding Common Stock of the Company after the merger, or a sale of all or substantially all of the Company’s assets, shall be deemed to be a liquidation for purposes of this Section 3; provided, however, that a merger, consolidation or reorganization where the Company is the surviving entity, or a merger of the Company into a wholly-owned subsidiary shall not be deemed a liquidation.

(c)    Insufficient Assets.    If, upon any liquidation of the Company, the assets of the Company, after payment to the Holders of the Senior Stock, are insufficient to pay the holders of shares of the Series E Preferred Stock and any Parity Stock, if any, then outstanding the full preferential amounts to which they shall be entitled, such assets shall be distributed to each holder of the Series E Preferred Stock and Parity Stock, if any, pro rata based on the number of shares of Common Stock into which the Series E Preferred Stock and Parity Stock, if any, held by each is convertible.

(d)    Rights of Other Holders.    In the event of any liquidation, after payment shall have been made to the holders of the Senior Stock, the Series E Preferred Stock and Parity Stock, if any, of all preferential amounts to which they shall be entitled, the holders of shares of Junior Stock and other capital stock of the Company shall receive such amounts as to which they are entitled by the terms thereof.

4.    Voting Rights.

(a)    Voting.    Each holder of shares of Series E Preferred Stock shall be entitled to one (1) vote for each share of Series E Preferred Stock held on any matter submitted to the Company’s stockholders for their approval or consent. Except as otherwise required by law or expressly provided herein, the holders of the Series E Preferred Stock shall vote equally with the shares of Common Stock of the Company and not as a separate class on any matter to voted upon by the stockholders of the Company.

(b)    Certificate of Incorporation; Certain Stock.    The affirmative vote or consent of the holders of a majority of the outstanding shares of Series E Preferred Stock, voting separately as a class, will be required for (i) any amendment, alteration, or repeal, whether by merger or consolidation or otherwise, of the Company’s Certificate of Incorporation if the amendment, alteration, or repeal materially and adversely affects the powers, preferences, or special rights of the Series E Preferred Stock, (ii) any amendment, alteration, or repeal of this Certificate of Designations, or (iii) the creation or issuance of any Senior Stock; provided, however, that any increase in the authorized preferred stock of the Company or the creation and issuance of any Junior Stock or Parity Stock shall not be deemed to affect materially and adversely such powers, preferences or special rights and any such increase or creation and issuance may be made without any such vote by the holders of the Series E Preferred Stock, except as otherwise required by law.

5.    Conversion Rights.

(a)    Optional Conversion of Series E Preferred Stock.    Subject to Sections 5(k) and 5(l) below, the holder of any shares of Series E Preferred Stock shall have the right, at such holder’s option, at any time or from time to time to convert any or all of such holder’s shares of Series E Preferred Stock into such number of fully paid and nonassessable shares of Common Stock (the “Conversion Shares”) as determined for each share of Series E Preferred Stock by dividing the Conversion Value (as defined in Section 5(d) below) by the Conversion Price (as defined in Section 5(d) below). The “Conversion Value” per share means, as of any date, the sum of (i) the Original Issue Price plus (ii) an amount which accrues from the Original Issue Date at a rate of Sixty Cents ($.60) per annum, computed on the basis of a 360-day year to the date of conversion (the “Accrual Amount”). Unless adjusted pursuant to the anti-dilution rights set forth in the following sentence, the “Conversion Price” shall be Three Dollars and Twenty-Five Cents ($3.25) per share (as adjusted for any stock splits, reorganizations, dividends, recapitalizations and the like). After September 30, 2003, in the event that ninety percent (90%) of the volume weighted average price of the Company’s Common Stock from the hours of 9:30 a.m. to 4:00 p.m. on the NASDAQ as reported by Bloomberg Financial using the AQR function (the “Market Price”) for the five (5) trading days immediately preceding the date of conversion for which there are reported transactions in the Common Stock (the “Discount Market Price”) is less than Three Dollars and Twenty-Five Cents ($3.25) per share (as adjusted for any stock splits, reorganizations, dividends, recapitalizations and the like), the Conversion Price shall be reduced to the Discount Market Price; provided, however, that in no event shall the Conversion Price be less than Two Dollars ($2.00) per share (as adjusted for any stock splits, reorganizations, dividends, recapitalizations and the like). Notwithstanding anything to the contrary set forth above, each such conversion at the option of the holder pursuant to this Section 5(a) shall cover at least the total number of shares of Series E Preferred Stock then held by such holder or a number of shares of Series E Preferred Stock having an aggregate Conversion Value of at least $50,000. The Conversion Shares and the Conversion Price are subject to certain adjustments as set forth herein, and the terms Conversion Shares and Conversion Price as used herein shall as of any time be deemed to include all such adjustments to be given effect as of such time in accordance with the terms hereof.

Upon the exercise of the option of the holder of any shares of Series E Preferred Stock to convert Series E Preferred Stock into Common Stock, the holder of such shares of Series E Preferred Stock to be converted shall surrender the certificates representing the shares of Series E Preferred Stock to be converted in the manner provided in Section 5(d) below. Immediately following such conversion, the rights of the holders of the Series E Preferred Stock that has been converted shall cease and the persons entitled to receive the Common Stock upon the conversion of Series E Preferred Stock shall be treated for all purposes as having become the owners of such Common Stock.

(b)    Automatic Conversion.    Each remaining outstanding share of Series E Preferred Stock shall be automatically converted into shares of Common Stock on December 31, 2006 in accordance with the provisions of Section 5(a) hereof. Pursuant to this Section 5(b), on the Conversion Date (as defined in Section 5(d) below), all outstanding shares of Series E Preferred Stock shall be converted into that number of shares of Common Stock as determined in accordance with Section 5(a) hereof as if the conversion of such number of shares of Series E Preferred Stock were made by the holders thereof in accordance therewith without any further action on the part of such holders.

(c)    Conversion at Option of Company.    If for any ten (10) consecutive trading days the Market Price of the Company’s Common Stock is at least Nine Dollars and Fifty Cents ($9.50) per share (as adjusted for stock splits, reorganizations, dividends, recapitalizations and the like), then at any time within ten (10) business days after the end of such ten (10) trading day period, the Company shall have the right to require the conversion of all outstanding shares of Series E Preferred Stock into shares of Common Stock in accordance with the provisions of Section 5(a) hereof by giving written notice to each holder of Series E Preferred Stock at such holder’s registered address. Such notice shall state the Conversion Date calculated pursuant to Section 5(d) below, and shall inform holders that they may be required to divest beneficial ownership prior to the Conversion Date to avoid the restriction on conversion contained in Section 5(l) below. In the event that the Company elects to convert shares of Series E Preferred Stock to Common Stock pursuant to the terms of this Section 5(c) prior to March 31, 2005, the Company shall only be able to require such conversion if a registration statement filed with the SEC registering the resale of the Conversion Shares is then effective. For purposes of this Section 5(c), if on any date there shall be no reported closing bid price, the “Market Price” on such date shall be the closing bid price on the date next preceding such date on which a closing bid price for such security has been reported. Pursuant to this Section 5(c), on the Conversion Date (as defined in Section 5(d) below), all outstanding shares of Series E Preferred Stock shall be converted into that number of shares of Common Stock as determined in accordance with Section 5(a) hereof as if the conversion of such number of shares of Series E Preferred Stock were made by the holders thereof in accordance therewith without any further action on the part of such holders; provided, however, that if the Conversion Date is prior to the date which is one year after the Original Issue Date, the Conversion Value shall be equal to the higher of (i) Ten Dollars and Sixty Cents ($10.60) (as adjusted for any stock splits, reorganizations, dividends, recapitalizations and the like), or (ii) the Conversion Value determined in accordance with Section 5(a) hereof and further provided that conversion shall be limited as set forth in Section 5(l) below.

(d)    Delivery of Stock Certificates.    The holder of any shares of Series E Preferred Stock may exercise the optional conversion right pursuant to Section 5(a) above by delivering to the Company or its duly authorized transfer agent during regular business hours at the office of the Company the certificate or certificates for the shares of Series E Preferred Stock to be converted, duly endorsed or assigned either in blank or to the Company (if required by it), accompanied by written notice (the “Conversion Notice”) stating that such holder elects to convert such shares of Series E Preferred Stock and shall provide a certificate to the Company or its duly authorized transfer agent as to the date of such conversion. Upon the occurrence of an automatic conversion pursuant to Section 5(b) above or conversion at the option of the Company pursuant to Section 5(c) above, the Company shall deliver notice to each holder of Series E Preferred Stock and the holder of any shares of Series E Preferred Stock shall deliver to the Company at the office of the Company the certificate or certificates for all shares of Series E Preferred Stock then held by such holder, duly endorsed or assigned either in blank or to the Company (if requested by it). Conversion shall be deemed to have been effected (1) in the case of an optional conversion pursuant to Section 5(a), on the date when the aforesaid delivery of the Conversion Notice is made if such day is a business day and otherwise on the business day following the date of the aforesaid delivery, (2) in the case of an automatic conversion pursuant to Section 5(b) on December 31, 2006, or (3) in the case of conversion at the option of the Company pursuant to Section 5(c), ten (10) trading days after the date of the notice, and in each case such date is referred to herein as the “Conversion Date.” As promptly as practicable thereafter, the Company, through its transfer agent, if any, shall issue and deliver to or upon the written order of such holder, to the place designated by such holder, a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check or cash in respect of any fractional interest in a share of Common Stock, as provided below; provided, however, that in the case of a conversion in connection with liquidation, no such certificates need be issued. The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become the stockholder of record in respect of such Common Stock on the applicable Conversion Date unless the transfer books of the Company are closed on that date, in which event such holder shall be deemed to have become the stockholder of record in respect of such Common Stock on the next succeeding date on which the transfer books are open, but the Conversion Value and the Conversion Price shall be that in effect on the Conversion Date. Upon conversion of only a portion of the number of shares covered by a stock certificate representing shares of Series E Preferred Stock surrendered for conversion, the Company shall issue and deliver to or upon the written order of the holder of the stock certificate so surrendered for conversion, at the expense of the Company, a new stock certificate covering the number of shares of Series E Preferred Stock representing the unconverted portion of the certificate so surrendered. Any transfer taxes applicable to the above described transactions shall be paid by such transferee. The Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Stock or the reissuance of the Preferred Stock in a name other than that in which the shares of Series E Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax or has established to the satisfaction of the Company that such tax has been paid.

(e)    No Fractional Shares of Common Stock.    No fractional shares of Common Stock shall be issued upon conversion of shares of Series E Preferred Stock and in lieu thereof, the Company shall pay to the holder of such fractional share interest cash in respect of such fractional interest in an amount equal to the Market Price on the Conversion Date multiplied by such fractional interest. The holders of fractional interests shall not be entitled to any rights as stockholders of the Company in respect of such fractional interests. In determining the number of shares of Common Stock and the payment, if any, in lieu of fractional shares that a holder of Series E Preferred Stock shall receive, the total number of shares of Series E Preferred Stock surrendered for conversion by such holder shall be aggregated.

(f)    Changes in Common Stock.    If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale, transfer or other disposition of all or substantially all of its assets to another corporation for cash or stock of such other corporation, shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of Series E Preferred Stock shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the shares of the Common Stock of the Company immediately theretofore issuable upon conversion of the Series E Preferred Stock, such shares of stock, securities or properties as may be issuable or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore issuable upon conversion of the Series E Preferred Stock had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of each holder of Series E Preferred Stock to the end that the provisions hereof (including without limitation provisions for adjustment of the Conversion Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such properties shall assume, by written instrument executed and mailed or delivered to the holders of Series E Preferred Stock at the last address of such holders appearing on the books of the Company, the obligation to deliver to such holders such shares of stock, securities or properties as, in accordance with the foregoing provisions, such holders may be entitled to acquire. The above provisions of this subparagraph shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers, or other dispositions.

(g)    Stock to be Reserved.    The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon the conversion of Series E Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding Series E Preferred Stock. The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, free from preemptive or similar rights on the part of the holders of any shares of capital stock or securities of the Company, and free from all liens and charges with respect to the issue thereof; and without limiting the generality of the foregoing, the Company covenants that it will from time to time take all such action as may be requisite to assure that the par value, if any, per share of the Common Stock is at all times equal to or less than the then effective Conversion Price. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be so issued without violation by the Company of any applicable law or regulation or agreement, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed. Without limiting the foregoing, the Company will take all such action as may be necessary to assure that, upon conversion of any of the Series E Preferred Stock, an amount equal to the lesser of (i) the par value of each share of Common Stock outstanding immediately prior to such conversion, or (ii) the Conversion Price shall be credited to the Company’s stated capital account for each share of Common Stock issued upon such conversion, and that, if clause (i) above is applicable, the balance of the Conversion Price of Series E Preferred Stock converted shall be credited to the Company’s capital surplus account.

(h)    Closing of Books.    The Company will at no time close its transfer books against the transfer of any Series E Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any Series E Preferred Stock in any manner which interferes with the timely conversion of such Series E Preferred Stock.

(i)    Taxes.    The Company shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of capital stock of the Company upon conversion of any shares of Series E Preferred Stock. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Stock or the reissuance of the Series E Preferred Stock in a name other than that in which the shares of Series E Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Company the amount of any such tax or has established to the satisfaction of the Company that such tax has been paid.

(j)    Exclusion of Other Rights.    Except as may otherwise be required by law, the shares of Series E Preferred Stock shall not have any voting powers, preferences and relative,

participating, optional or other special rights, other than those specifically set forth in this Certificate of Designations and in the Certificate of Incorporation.

(k)    Limitation on Issuance of Conversion Shares.

(i)    Notwithstanding any adjustment of the Conversion Price made under this Section 5, and except as provided below, the Company shall not be obligated to issue upon conversion of the Series E Preferred Stock, in the aggregate, more than that number of shares of Common Stock, which when added to the maximum number of shares of Common Stock issuable upon exercise of all warrants issued by the Company in connection with the sale of the Series E Preferred Stock, is equal to 19.99% of the number of shares of Common Stock of the Company outstanding on the Original Issue Date (such amount to be proportionately and equitably adjusted from time to time in the event of stock splits, stock dividends, combinations, reverse stock splits, reclassifications, capital reorganization and similar events relating to the Common Stock) (the “Maximum Share Amount”) if the issuance of shares of Common Stock in excess of the Maximum Share Amount (such number of excess shares referred to in the aggregate as the “Excess Shares”) would constitute a breach or violation of the rules or regulations of the Nasdaq Stock Market or any other principal securities exchange or market upon which the Common Stock is or becomes listed or traded (the “Exchange Rules”).

(ii)    To the extent the Company will be required, or it appears likely to the Board of Directors of the Company that it will be required, to issue any Excess Shares as a result of an adjustment to the Conversion Price, the Company shall promptly use its best efforts to seek stockholder approval. The number of shares comprising the Maximum Share Amount (and if applicable, any Excess Shares to be issued) shall be allocated among the holders of the shares of Series E Preferred Stock pro rata based on the total number of shares of Series E Preferred Stock then outstanding.

(iii)    The limitations in this Section 5(k) will apply so long as shares of Series E Preferred Stock remain outstanding and will not be terminated due to any change in the status of the Company’s listing on the Nasdaq Stock Market.

(l)    Additional Restrictions on Conversion or Transfer.

(i)    In no event shall a holder of shares of Series E Preferred Stock of the Company have the right to convert or be required to convert the shares of Series E Preferred Stock into shares of Common Stock to the extent that such right to effect such conversion would result in the holder or any of its affiliates together beneficially owning more than 9.99% of the outstanding shares of Common Stock (the “Threshold”). For purposes of this subsection, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G thereunder. The provisions of this subsection may be waived by a holder of shares of Series E Preferred Stock as to itself (and solely as to itself) upon not less than 65 days prior written notice to the Company, and the provisions of this subsection shall continue to apply until such 65th day (or later, if stated in the notice of waiver). In the case of conversion at the option of the Company pursuant to Section 5(c), any shares of Series E Preferred Stock not converted into Common Stock on the Conversion

Date (as defined in Section 5(d)) due to the limits imposed by the Threshold shall be redeemed by the Company on such Conversion Date for an amount equal to the Conversion Value of such shares on such Conversion Date, which amount shall be due and payable, without interest, on the one year anniversary of such Conversion Date.

(ii)    Notwithstanding anything to the contrary contained in this Section 5(l), this Section 5(l) shall be of no further force or effect after October 31, 2006, the date that is 61 days prior to the automatic conversion date of December 31, 2006 as described in Section 5(b).

6.    No Redemption.    Except as set forth in Section 5(l) above, the Series E Preferred Stock shall not be redeemable by the Company.

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IN WITNESS WHEREOF, this Certificate of Designation of Series E Preferred Stock has been subscribed this 28th day of February 2003, by the undersigned who affirms that the statements made herein are true and correct.

American Technology Corporation

By:	/s/ Elwood G. Norris
Name: Elwood G. Norris
Title: Chairman of the Board